Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2006

Mr. Stephen W. Everett
President and Chief Executive Officer
Dialysis Corp of America
1302 Concourse Drive
Suite 204
Linthicum, MD   21090

**Re:     Form 10-K for Fiscal Year Ended December 31, 2005**
**Filed on March 31, 2006**
**File No. 000-08527**

Dear Mr. Everett:

We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Results of operations, page 39

1. From your disclosure on page 39 it appears you collect co-payments from your customers.  Please provide in disclosure-type format your operating procedures for collecting co-payments.  For services provided in which the co-payment is not made at the time service is performed, state how your historical subsequent collections have been for each period presented.   Please clarify in disclosure-type format what you mean on page 39 by the "co-pay is typically limited, and therefore may lead to our under-recognition of revenue at the time of service."

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

2. Please provide us in disclosure-type format your accounting policy for collecting co-payments.

3. It appears the volume of your medical product sales operations has increased subsequent to the completion of the company's merger with Medicore, and the results of such activities may be material to net income. Please provide us in disclosure type format your accounting policy for recognizing revenue from these sales.

4. Please disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Provide us these disclosures.

Note 16 – Acquisition of former parent company, page F-29

5. Please provide us your accounting analysis of the merger that demonstrates that your accounting complies with GAAP including how you accounted for the intercompany debt forgiven. Also, include in the analysis the aggregate purchase price, how it was determined and allocated to the assets acquired. Provide us all of the disclosures required by paragraph 51 of SFAS 141 that you have not made or tell us why the disclosures are not necessary.

Form 10-Q for the quarterly period ended September 30, 2006

6. Please explain why not including the disclosures required by paragraph 58 of SFAS 141 was considered appropriate as it appears you made material acquisitions during 2006. Please provide us revisions to your current disclosures as appropriate.

Note 15 – Subsequent events

7. We have read your disclosures included in this note and the disclosures included in the last paragraph of Note 7, on page F-25 of your Form 10-K for December

31, 2005 and have the following questions regarding the put option awarded to the non-affiliated owner of the Georgia facility.

- Please clarify whether the put option expired unexercised on September 25, 2005 or whether it was still exercisable at December 31, 2005.
- Clarify why consolidation of this entity under FIN 46R in earlier periods was not required.

\* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant